SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 26, 2025

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

4Q24 Earnings Release FEBRUARY 26 TH, 2025

BANCO MACRO 4Q24 EARNINGS RELEASE 2 Index 01 Summary 02 Disclaimer 03 Results 04 Financial Assets 05 Public Sector Assets 06 Funding 07 Liquid Assets 08 Solvency 09 Asset Quality 10 4Q24 Snapshot 11 Relevant and Recent Events 12 Regulatory Changes 13 CER Exposure and Foreign Currency Position

BANCO MACRO 4Q24 EARNINGS RELEASE 3 Banco Macro Announces Results for the Fourth Quarter of 2024 Buenos Aires, Argentina, February 26, 2025 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2024 (“4Q24”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. For ease of comparison, figures of previous quarters of 2023 and 2024 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through December 31, 2024.

BANCO MACRO 4Q24 EARNINGS RELEASE 4 NET INCOME Ps. 102.2 billionPs.325.1 billion 4Q24 (4%HIGHER THAN 3Q24) 12M2024 vs. Ps.1.3 trillion in 12M2023 OPERATING INCOME Ps. 359.9 billion Ps. 2.7 trillion 4Q24 17% LOWER THAN 3Q24. 12M2024 vs. Ps.4.4 trillion 12M2023 RETURN ON AVERAGE EQUITY & RETURN ON AVERAGE ASSETS 8.2% 2.9% ROAE 4Q24 ROAA 4Q24 BANCO MACRO’S TOTAL FINANCING Ps. 5.8 trillion +45% 4Q24 HIGHER THAN 4Q23 BANCO MACRO’S TOTAL DEPOSITS Ps. 8.4 trillion +15% 4Q24 HIGHER THAN 4Q23

BANCO MACRO 4Q24 EARNINGS RELEASE 5 BANCO MACRO’S TOTAL DEPOSITS REPRESENTED PRIVATE SECTOR DEPOSITS 4Q24 81% Ps. 7.7 trillion OF TOTAL LIABILITIES +2% HIGHER THAN 3Q24 EXCESS CAPITAL CAPITAL ADEQUACY RATIO Ps. 2.8 trillion 32.4% 297% EXCESS IN 4Q23 TIER 1 RATIO LIQUID ASSETS / TOTAL DEPOSITS RATIO 31.6% 79% IN 4Q24 IN 4Q24 BANK´S NON-PERFORMING TO TOTAL FINANCING RATIO COVERAGE RATIO 1.28% 158.8% IN 4Q24 IN 4Q24 RETAIL CUSTOMERS CORPORATE CUSTOMERS 6.12 million 201,233 IN 4Q24 IN 4Q24

BANCO MACRO 4Q24 EARNINGS RELEASE 6 Summary .01 • THE BANK’S NET INCOME totaled Ps.102.2 billion in 4Q24. This result was 4% or Ps.3.5 billion higherthan the result posted in 3Q24. In 4Q24, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 7.5% and 2.4%, respectively. • In 4Q24, OPERATING INCOME (before G&A and personnel expenses) totaled Ps.813.9 billion, 9% or Ps.81.9 billion lower than in 3Q24 and 72% or Ps.2.1 trillion lower than the same period of last year. • In 4Q24, OPERATING INCOME (after G&A and personnel expenses) totaled Ps.359.9 billion, 17% or Ps.76.2 billion lower than in 3Q24 and 84% or Ps.1.9 trillion lower than the same period of last year. • In 4Q24, BANCO MACRO’S TOTAL FINANCING increased 18% or Ps.884.1 billion quarter over quarter (“QoQ”) totaling Ps.5.8 trillion and increased 45% or Ps.1.8 trillion year over year (“YoY”). In FY204 both peso an USD financing increased 14% and 29% respectively. • In 4Q24, BANCO MACRO’S TOTAL DEPOSITS decreased 3% or Ps.299.3 billion QoQ and increased 15% or Ps.1.1 trillion YoY, totaling Ps.8.4 trillion and representing 81% of the Bank’s total liabilities. Private sector deposits increased 2% or Ps.147 billion QoQ. In FY2024, Peso deposits increased 2% while USD deposits decreased, 18%. • Banco Macro continued showing a strong solvency ratio, with an EXCESS CAPITAL of Ps.2.8 trillion, 32.4% Capital Adequacy Ratio – Basel III and 31.6 % Tier 1 Ratio. In addition, the Bank’s LIQUID ASSETS remained at an adequate level, reaching 79% of its total deposits in 4Q24. • In 4Q24, the Bank’s NON-PERFORMING TO TOTAL FINANCING RATIO was 1.28% and the COVERAGE RATIO reached 158.8%. • As of 4Q24, through its 515 branches and 9.004 employees Banco Macro serves 6.12 million retail customers (2.5 million digital customers) across 23 of the 24 Provinces in Argentina and over 201,233 corporate customers.

BANCO MACRO 4Q24 EARNINGS RELEASE 7 Disclaimer .02 This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso. The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance. This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information. Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish. This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 2023 and 2024 have been restated in accordance with said Communication in order to make a comparison possible

BANCO MACRO 4Q24 EARNINGS RELEASE 8 4Q24 Earnings Release Conference Call Thursday, February 27, 2025 Time: 11:00 a.m. Eastern Time 01:00 p.m. Buenos Aires Time To participate, please dial: Argentina Toll Free: (011) 3984 5677 Participants Dial In (Toll Free): +1 (844) 450 3847 Participants International Dial In: +1 (412) 317 6370 Conference ID: Banco Macro Webcast: click here Webcast Replay: click here Available from 02/27/2024 through 03/13/2025 IR Contacts in Buenos Aires: Jorge Scarinci Chief Financial Officer Nicolás A. Torres Investor Relations Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.macro.com.ar/relaciones-inversores

BANCO MACRO 4Q24 EARNINGS RELEASE 9 Results .03 Earnings per outstanding share were Ps.159.51 in 4Q24, 4% higher than in 3Q24 and 90% lower than the result posted a year ago. In FY2024 earnings per share were Ps.506.94, 74% lower than in FY2023. Banco Macro’s 4Q24 net income of Ps.102.2 billion was 4% or Ps.3.5 billion higher than the previous quarter. This result is mainly due to lower net interest income, higher net fee income, higher net income from financial assets and liabilities at fair value through profit or loss and lower result from the net monetary position (lower inflation in the quarter). This result represented an accumulated annualized ROAE and ROAA of 7.5% and 2.4% respectively. Total comprehensive income for the quarter totaled Ps.115.4 billion, 72% higher than the result posted in the previous quarter. In FY2024 net income totaled Ps.325.1 billion, 74% lower than in FY2023. Total comprehensive income totaled Ps.227.7 billion and was 83% lower than in FY2023. Net operating income (before G&A and personnel expenses) was Ps.813.9 billion in 4Q24, 9% or Ps.81.9 billion lower compared to 3Q24 due to lower income from interest on government securities. On a yearly basis, Net Operating Income (before G&A and personnel expenses) decreased 72% or Ps.2.1 trillion. In FY2024 net operating income (before G&A and personnel expenses) totaled Ps.4.6 trillion, 26% lower than in FY2023. In 4Q24, Provision for loan losses totaled Ps.37.5 billion, 51% or Ps.12.7 billion higher than in 3Q24. On a yearly basis provision for loan losses decreased 5% or Ps.2.1 billion. In FY2024 Provision for loan losses totaled Ps.109.4 billion and were 9% higher than in FY2023. Operating income (after G&A and personnel expenses) was Ps.359.9 billion in 4Q24, 17% or Ps.76.2 billion lower than in 3Q24 and 84% or Ps.1.9 trillion lower than a year ago. In FY2024 Operating Income (after G&A and personnel expenses) totaled Ps.2.7 trillion, 38% lower than in FY2023.

BANCO MACRO 4Q24 EARNINGS RELEASE 10 It is important to emphasize that this result was obtained with a leverage of only 3.6x assets to equity ratio. The Bank’s 4Q24 net interest income totaled Ps.532.6 billion, 13% or Ps.82.2 billion lower than in 3Q24 and 33% or Ps.132.6 billion higher YoY. This result is due to a 12% decrease in interest income and an 8% decrease in interest expense and a 32% decrease in income from interest from government securities. In FY2024 net interest income totaled Ps.1.6 trillion and was 10% lower than FY2023. Interest income decreased 34% while interest expenses decreased 46%. In 4Q24 interest income totaled Ps.819.1 billion, 12% or Ps.107.3 billion lower than in 3Q24 and 34% or Ps.429.3 billion lower than in 4Q23.In FY2024 interest income totaled Ps.3.5 trillion, 34% lower than in FY2023.

BANCO MACRO 4Q24 EARNINGS RELEASE 11 Income from interest on loans and other financing totaled Ps.499.9 billion, 14% or Ps.62 billion higher compared with the previous quarter mainly due to a 16% increase in the average volume of private sector loans which was partially offset by a 102 basis points decease in the average lending rate. On a yearly basis Income from interest on loans decreased 39% or Ps.326.4 billion. In FY2024 income from interest on loans and other financing totaled Ps.2.1 trillion, 15% lower than in FY2023. In 4Q24, income from government and private securities decreased 32% or Ps.148.3 billion QoQ and increased 35% or Ps.81 billion compared with the same period of last year. This result is explained 73% by income from government and private securities at amortized cost and the remaining 27% is explained by income from government securities valued at fair value through other comprehensive income. In FY2024 income from government and private securities totaled Ps.1.11 trillion, 54% lower than in FY2023. In 4Q24, income from Repos totaled Ps.444 million, 98% or Ps.19.6 billion lower than the previous quarter and 100% or Ps.182.8 higher than a year ago. It is worth noting that as of July 22, 2024 the Central Bank decided to terminate Repos and replaced them with LEFIs (issued by the Treasury) In 4Q24 FX income was Ps.18 billion lower than the previous quarter and 100% or Ps.398.4 billion lower than a year ago. In the quarter the Argentine peso depreciated 6.3% against the USD. In FY2024 FX income totaled Ps.163.2 billion, 91% lower than the result posted in FY2023, while the peso depreciated 27.7% in FY2024.

BANCO MACRO 4Q24 EARNINGS RELEASE 12 The Bank’s 4Q24 interest expense totaled Ps.286.5 billion, decreasing 8% or Ps.25.1 billion compared to the previous quarter and 66% (Ps.561.9 billion) lower compared to 4Q23. In 4Q24, interest on deposits represented 95% of the Bank’s total interest expense, decreasing 9% or Ps.26.2 billion QoQ, due to a 208 basis points increase in the average rate paid on deposits while the average volume of private sector deposits increased 1%. On a yearly basis, interest on deposits decreased 67% or Ps.550.9billion. In FY2024 interest expense totaled Ps.1.8 trillion, 47% lower than in FY2023.

BANCO MACRO 4Q24 EARNINGS RELEASE 13 In 4Q24, the Bank’s net interest margin (including FX) was 26.1%, lower than the 26.8% posted in 3Q24 and the 41.7% posted in 4Q23.

BANCO MACRO 4Q24 EARNINGS RELEASE 14 In 4Q24 Banco Macro’s net fee income totaled Ps.134.9 billion, 6% or Ps.7.6 billion higher than in 3Q24 and was 11% or Ps.13.9 billion higher than the same period of last year. In FY2024 net fee income totaled Ps.485.9 billion, 1% higher than in FY2023. In the quarter, fee income totaled Ps.157.3 billion, 5% or Ps.7.5 billion higher than in 3Q24. In the quarter Fees charged on deposits accounts increased 13% or Ps.6.3 billion, insurance fees increased 14% or Ps.1.3 billion and credit card fees increased 5% or Ps.1.4 billion. On a yearly basis, fee income increased 15% or Ps.20.5 billion. In the quarter, total fee expense decreased 1% or Ps.126 million. On a yearly basis, fee expenses increased 42% or Ps.6.6 billion.

BANCO MACRO 4Q24 EARNINGS RELEASE 15 In 4Q24 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.134.9 billion gain, increasing 21% o Ps.23 billion compared to 3Q24. This result is mainly due to profit from investment in derivative financing instruments. On a yearly basis Net Income from financial assets and liabilities at fair value through profit or loss decreased 93% or Ps.1.8 trillion. In FY2024 Net income from financial assets and liabilities at fair value through profit or loss totaled Ps.2.2 trillion, 5% higher than in FY2023. On a quarterly basis Net Income from financial assets and liabilities at fair value through profit or loss increased 21%.

BANCO MACRO 4Q24 EARNINGS RELEASE

In the quarter, **Other Operating Income** totaled Ps.48.8 billion, Ps.153 million higher than in 3Q24. On a yearly basis, Other Operating Income decreased 11% or Ps.6 billion.
In FY2024 Other Operating Income totaled Ps.214 billion, 35% higher than in FY2023.

OTHER OPERATING INCOME	MACRO Consolidated					Change	
In MILLION $ (Measuring Unit Current at EOP)	4Q23	3Q24	4Q24	FY2023	FY2024	QoQ	YoY
Credit and debit cards	6,648	9,106	10,440	19,636	31,604	15%	57%
Lease of safe deposit boxes	4,029	4,707	4,548	15,083	17,325	-3%	13%
Other service related fees	16,292	25,133	20,029	50,971	82,735	-20%	23%
Other adjustments and interest from other receivables	13,351	7,345	7,932	40,068	45,167	8%	-41%
Initial recognition of loans	-	-5,239	-	-	-	-	-
Sale of property, plant and equipment	76	-33	-	360	24	-	-100%
Others	14,396	7,602	5,825	32,611	37,114	-23%	-60%
Other Operating Income	**54,792**	**48,621**	**48,774**	**158,729**	**213,969**	**0%**	**-11%**

In 4Q24 **Banco Macro's administrative expenses plus employee benefits** totaled Ps.261.8 billion, 4% or Ps.10.4 billion lower than the previous quarter, due to lower employee benefits (-2%) and lower (-8%) administrative expenses. On a yearly basis, administrative expenses plus employee benefits decreased 21% or Ps.70.2 billion.
In FY2024 administrative expenses plus employee benefits increased 11% compared to FY2023.

Employee benefits decreased 2% or Ps.2.7 billion QoQ, remunerations decreased 9% or Ps.11.6 billion. On a yearly basis, Employee benefits decreased 11% or Ps.21.8 billion.

In 4Q24, **administrative expenses** decreased 8% or Ps.7.7 billion, due to lower (Ps.18.3 billion) Hired administrative services expenses which were offset by higher (Ps.9 billion) Other administrative expenses On a yearly basis administrative expenses decreased 35% or Ps.48.5 billion.

In 4Q24, **the efficiency ratio** reached 39.4%, deteriorating from the 36.3% posted in 3Q24 and than the 13.6% posted a year ago. In 4Q24 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) decreased 2%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) decreased 9% compared to 3Q24.

16

BANCO MACRO 4Q24 EARNINGS RELEASE 17 In 4Q24, Other Operating Expenses totaled Ps.154.6 billion, increasing Ps.284 million QoQ. On a yearly basis, Other Operating Expenses decreased 39% or Ps.100.9 billion. In FY2024 Other Operating Expenses totaled Ps.669.8 billion, 6% lower than in FY2023.

BANCO MACRO 4Q24 EARNINGS RELEASE 18 In 4Q24, the result from the net monetary position totaled a Ps.221 billion loss, Ps.85.6 billion lower than the loss posted in 3Q24 and 81% or Ps.924 billion lower than the loss posted one year ago. Lower inflation was observed during the quarter (410 b.p. below 3Q24 level, down to 8% from 12.1% in 3Q24). In FY2024 the result from the net monetary position totaled a Ps.2.4 trillion loss, 17% lower than the one posted in FY2023. Inflation in 2024 reached 117.8% compared to the 211.4% registered in 2023. In 4Q24, Banco Macro's effective income tax rate was 26.6%, lower than the one registered in 4Q23. In FY2024 the effective income tax rate was 9.2% (given the loss posted in 2Q24) lower than the 32.7% registered in FY2023. For more information, please see note 24 “Income Tax” of our Financial Statements.

BANCO MACRO

4Q24 EARNINGS RELEASE

Financial Assets .04

Loans and other financing

The volume of financing (including loans, financial trust and leasing portfolio) totaled Ps.5.8 triillion, increasing 18% or Ps.884.1 billion QoQ and increasing 45% or Ps.1.8 trillion YoY. In 4Q24 Private sector loans increased 17% or Ps.837.1 billion. On a yearly basis Private sector loans increased 43% or Ps.1.7 trillion.

Within commercial loans, Documents and Others stand out with a 49% or Ps.336.3 billion increase and a 15% or Ps.137.6 billion increase, respectively. Overdrafts decreased 26% or Ps.192.5 billion.

Within **consumer lending, almost all product lines increased during 4Q24, personal loans and credit card loans stand out** with a 36% or Ps.303.8 billion and a 14% or Ps.169.7 billion increase respectively.
In FY2024 Documents, Others, Personal loans and Credit card loans stand out with a 39%, 52%, 122%, and 31%% increase respectively.

Within **private sector financing,** peso financing increased 14% or Ps.577.7 billion, while US dollar financing increased 29% or USD 246 million.

As of 4Q24, **Banco Macro's market share over private sector loans** was 8.3%.

LOANS AND OTHER FINANCING	MACRO Consilidated			Change	
In MILLION $ (Measuring Unit Current at EOP)	4Q23	3Q24	4Q24	QoQ	YoY
Public Sector	**10,271**	**48,006**	**69,937**	**46%**	**581%**
Finacial Sector	**21,700**	**38,110**	**63,132**	**66%**	**191%**
Financial Sector	21,751	38,222	63,162	65%	190%
Less: Expected Credit Losses	-51	-112	-30	-73%	-41%
Private Sector	**3,961,071**	**4,831,425**	**5,668,611**	**17%**	**43%**
Overdrafts	626,940	733,662	541,135	-26%	-14%
Discounted documents	736,736	684,982	1,021,239	49%	39%
Mortgage loans	364,228	417,572	504,072	21%	38%
Pledged loans	61,251	106,868	122,617	15%	100%
Personal loans	518,785	849,360	1,153,205	36%	122%
Credit Card loans	1,055,652	1,208,869	1,378,527	14%	31%
Leasing	20,663	15,908	16,449	3%	-20%
Others	693,591	917,062	1,054,673	15%	52%
Less: Expected Credit Losses	-116,775	-102,858	-123,306	20%	6%
Total loans and other financing	**3,993,042**	**4,917,541**	**5,801,680**	**18%**	**45%**
Total loans in Pesos	**3,601,108**	**4,096,895**	**4,674,603**	**14%**	**30%**
Total loans in foreign currency	**391,934**	**820,646**	**1,127,077**	**37%**	**188%**
EOP FX (Pesos per USD)	**808.48**	**970.92**	**1,032.50**	**6%**	**28%**
Total loans in foreign currency (USD)	**485**	**845**	**1,092**	**29%**	**125%**
USD financing / Financing to the private sector	**10%**	**17%**	**19%**		

19

BANCO MACRO 4Q24 EARNINGS RELEASE 20 Public Sector Assets .05 In 4Q24, the Bank’s public sector assets to total assets ratio was 27.4%, higher than the 27% registered in the previous quarter, and lower than the 31.4% posted in 4Q23. In 4Q24, a 25% or Ps.259.3 billion decrease in Government securities at fair value through P&L stands out.

BANCO MACRO 4Q24 EARNINGS RELEASE 21 Funding .06 Deposits Banco Macro’s deposit base totaled Ps.8.4 trillion in 4Q24, decreasing 3% or Ps.299.3 billion QoQ and increasing 15% or Ps.1.1 trillion YoY and representing 81% of the Bank’s total liabilities. On a quarterly basis private sector deposits increased 2% or Ps.147 billion while public sector deposits decreased 40% or Ps.433.3 billion. Within private sector deposits, demand deposits increased 2% or Ps.97.8 billion, while time deposits increased 6% or Ps.122.3 billion QoQ. In FY2024 within private sector deposits, time deposits decreased 10% while demand deposits increased 18%. Within private sector deposits, peso deposits increased 2% or Ps.106 billion, while US dollar deposits decreased 18% or USD 587 million. As of 4Q24, Banco Macro’s market share over private sector deposits was 7.4%.

BANCO MACRO 4Q24 EARNINGS RELEASE 22 Banco Macro’s transactional deposits represent approximately 65% of its total deposit base as of 4Q24. These accounts are low cost and are not sensitive to interest rate increases. Other sources of funds In 4Q24, the total amount of other sources of funds increased 1% or Ps.62.6 billion compared to 3Q24 mainly due to a 3% or Ps.115.2 increase in Shareholders’ equity generated by the positive net income registered during the period while Corporate bonds decreased 79% or Ps.55.6 billion. On a yearly basis, other sources of funds decreased 15% or Ps.801 billion.

BANCO MACRO 4Q24 EARNINGS RELEASE

Liquid Assets .07

In 4Q24, **the Bank's liquid assets** amounted to Ps.6.7 trillion, showing a 16% or Ps.1.3 billion decrease QoQ, and a 23% or Ps.2 trillion decrease on a yearly basis. In 4Q24 Cash decreased 28% or Ps.1.1 trillion while Other government and private securities decreased 5% or Ps.184 million.

In 4Q24 Cash decreased 28% or Ps.1.1 trillion while **Other government and private securities** decreased 5% or Ps.184 billion.

In 4Q24, Banco Macro's liquid assets to **total deposits ratio** reached 79%.

LIQUID ASSETS	MACRO Consolidated			Change	
In MILLION $ (Measuring Unit Current at EOP)	**4Q23**	**3Q24**	**4Q24**	**QoQ**	**YoY**
Cash	2,619,925	3,746,653	2,690,639	-28%	3%
Guarantees for compensating chambers	148,335	136,395	138,596	2%	-7%
Call	11,759	15,124	9,652	-36%	-18%
Net Repos	1,329,478	1	-18,957	-	-
Other government & private securities	4,523,009	4,040,991	3,856,991	-5%	-15%
Total	**8,632,506**	**7,939,164**	**6,676,921**	**-16%**	**-23%**
Liquid assets to total deposits	**118%**	**91%**	**79%**		

23

BANCO MACRO 4Q24 EARNINGS RELEASE 24 Banco Macro continued showing high solvency levels in 4Q24 with an integrated capital (RPC) of Ps.3.7 trillion over a total capital requirement of Ps.936.2 billion. Banco Macro’s excess capital in 4Q24 was 297% or Ps.2.8 trillion. The Capital Adequacy Ratio (as a percentage of risk-weighted assets- RWA) was 32.4% in 4Q24; TIER1 Ratio stood at 31.6%. The Bank’s aim is to make THE BEST USE OF THIS EXCESS CAPITAL. Solvency .08

BANCO MACRO 4Q24 EARNINGS RELEASE 25 Asset Quality .09 In 4Q24, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 1.28%, up from 1.15% in 3Q24, and practically unchanged from the 1.29% posted in 4Q23. Consumer portfolio non-performing loans deteriorated 4b.p. (up to 1.44% from 1.4% in 3Q24) while Commercial portfolio non-performing loans deteriorated 21 b.p. in 4Q24 (up to 0.88% from 0.67%). The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) reached 158.81% in 4Q24. Write-offs over total loans totaled 0.13%. The Bank is committed to continue working in this area to maintain excellent asset quality standards. Expected Credit Losses (E.C.L) (I.F.R.S.9) The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2023 20-F)

BANCO MACRO 4Q24 EARNINGS RELEASE 26 4Q24 Snapshot .10 In AR$ Million. Figures of previous quarters have been restated to reflect the accumulated effect of the inflation adjustment for each period through December 31, 2024

BANCO MACRO 4Q24 EARNINGS RELEASE 27

BANCO MACRO 4Q24 EARNINGS RELEASE 28

BANCO MACRO 4Q24 EARNINGS RELEASE 29 Relevant and Recent Events .11 · Interest Payment Series 32 UVA adjusted Notes On February 18th, 2025 the Bank paid quarterly interest on Class 32 UVA denominated notes in the amount of Ps. 110,116,059.96

BANCO MACRO 4Q24 EARNINGS RELEASE 30 Regulatory Changes .12 · Monetary Policy Rate In December 19, 2024, through Communication “News” 154/2024 the Central Bank of Argentina reduced the monetary policy rate and established that: • Monetary Policy Rate: The monetary policy rate is to be cut 3 percentage points, from 35% to 32% APR. The Repo rate was reduced from 40% to 36% APR. • Monetary Policy Rate: In January 2025 through Communication “News” 15/2024 The Central Bank of Argentina decided to cut the monetary policy rate from 32% to 29% APR and the Repo rate from 36% to 33% · Minimum Reserve Requirements In December 2024, through Communication “A” 8159 the Central Bank of Argentina established certain changes on minimum reserve requirements and deductions. · Crawling Peg On January 2025, through Communication “News” the Central Bank of Argentina established a new crawling peg at 1% monthly devaluation, effective as of February 1, 2025.

BANCO MACRO 4Q24 EARNINGS RELEASE 31 CER Exposure and Foreign Currency Position .13

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BANCO MACRO 4Q24 EARNINGS RELEASE 37 4Q24 Earnings Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 26, 2025

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer